Exhibit 99.1

FOR IMMEDIATE RELEASE

Thursday, May 27, 2021

Sphere 3D Corp. Announces Closing of $7.9 Million Public Offering

and Partial Exercise of Overallotment Option

Toronto, Ontario - May 27, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D") announced today the closing of its underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share.  In addition, Sphere 3D granted to Maxim Group LLC a 45-day option to purchase up to an additional 840,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim Group LLC has exercised its option to purchase an additional 700,000 common shares.  Gross proceeds before deducting underwriting discounts, commissions and other offering expenses were approximately $7.9 million, inclusive of the overallotment.

Maxim Group LLC acted as sole book-running manager in connection with the offering.

The common shares described above were offered by the Company pursuant to a Registration Statement on Form F-1 (Registration No. 333-254742), as amended, previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering was filed with the SEC and is available on the SEC's website at www.sec.gov. Electronic copies of the prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, (212) 895-3745.

Forward-Looking Statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based except as required by applicable law and regulations.

Investor Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com